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                           April 5, 2024

       Anthony Maretic
       Chief Financial Officer
       City Office REIT, Inc.
       666 Burrard Street, Suite 3210
       Vancouver, British Columbia
       V6C 2X8

                                                        Re: City Office REIT,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 28,
2024
                                                            File No. 333-278324

       Dear Anthony Maretic:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended
                                                        December 31, 2023.
Please be advised that we will not be in a position to declare your registration statement
on Form S-3 effective until all comments on your Exchange Act filing are resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony Maretic
City Office REIT, Inc.
April 5, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameAnthony Maretic
                                                           Division of
Corporation Finance
Comapany NameCity Office REIT, Inc.
                                                           Office of Real
Estate & Construction
April 5, 2024 Page 2
cc:       James V. Davidson, Esq.
FirstName LastName